ENDURANCE ACQUISITION CORP.

630 Fifth Avenue, 20th Floor

New York, NY 10111

September 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Endurance Acquisition Corp.

Registration Statement on Form S-1

File No. 333-259098

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Endurance Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form S-1, as amended (File No. 333-259098) (the “Registration Statement”), to 4:00 p.m., Eastern Time, on September 14, 2021 or as soon as practicable thereafter.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling Larry P. Medvinsky at (212) 336-4136.

Very truly yours,

Endurance Acquisition Corp.

By:	/s/ Richard Davis
Name:	Richard Davis
Title:	Chief Executive Officer